UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 31, 2021

NORTHERN STAR INVESTMENT CORP. II

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39929	85-3909728
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o Graubard Miller The Chrysler Building 405 Lexington Avenue, 11th Floor New York, NY 10174
(Address of Principal Executive Offices) (Zip Code)

(212) 818-8800

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-fifth of one redeemable warrant	NSTB.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	NSTB	The New York Stock Exchange
Redeemable warrants, exercisable for shares of Class A Common Stock at an exercise price of $11.50 per share	NSTB WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

As previously announced, Northern Star Investment Corp. II, a Delaware corporation (“Northern Star”), has entered into an Agreement and Plan of Reorganization (“Merger Agreement”) by and among Northern Star, NISC II-A Merger LLC, a Delaware limited liability company and wholly-owned subsidiary of Northern Star, NISC II-B Merger LLC, a Delaware limited liability company and wholly-owned subsidiary of Northern Star, Apex Clearing Holdings LLC, a Delaware limited liability company (“Apex”) and, solely for the purposes of Section 5.21 therein, PEAK6 Investments LLC, a Delaware limited liability company (“PEAK6”). Pursuant to the Merger Agreement, the parties agreed to enter into a business combination transaction, as a result of which Apex will become a wholly-owned subsidiary of Northern Star, with the members of Apex becoming stockholders of Northern Star.

Also as previously announced, in connection with the proposed business combination, Northern Star entered into subscription agreements (the “Subscription Agreements”) with certain investors, pursuant to which such investors agreed to purchase, concurrently with the closing of the business combination, an aggregate of 41.0 million shares of Class A Common Stock in a private placement at a price of $10.00 per share, for an aggregate commitment of $410.0 million.

The Subscription Agreements were scheduled to terminate in accordance with their terms on August 31, 2021 and Northern Star had intended to consummate the transactions contemplated by the Merger Agreement and the Subscription Agreements by such date. However, the registration statement on Form S-4 relating to the transactions has not yet been declared effective and accordingly the transactions have not been consummated. Northern Star is in the process of reconfirming commitments and/or obtaining new commitments from investors to total the full $410.0 million of commitments that had previously been obtained. As of the date of this Current Report, Northern Star has received binding commitments from investors of $175 million to extend the termination date to November 30, 2021 and has received indications of interest for up to an additional $235 million in funding, representing the full $410 million previously obtained. Northern Star intends to complete discussions with such parties and will file a Current Report on Form 8-K at such time to disclose the full terms of the proceeds to be received from such financings.

Item 7.01	Regulation FD Disclosure.

Set forth below is certain financial and other information of Apex used and to be used by Apex and Northern Star in presentations to investors and other interested parties:

•

Gross vs. Net Basis Accounting. The staff of the U.S. Securities and Exchange Commission determined that, for accounting purposes, Apex is acting as a principal and not an agent in connection with its cryptocurrency trading facilitation business. As a principal, Apex will be required to present its revenues and expenses from its cryptocurrency trading facilitation business on a gross basis, rather than on a net basis, as it has to date. As a result, Apex will be restating its financial statements for fiscal year 2020 and for the interim periods in 2021 to show the gross revenue and expenses, and to make the corresponding adjustment to the rest of its financial statement disclosures.

•

Strong Performance in Two Key Metrics for Growth. Apex signed up 30 clients in the six months ended June 30, 2021, an increase of 100% as compared to the 15 clients signed up in the six months ended June 30, 2020. The new clients include a strong mix of Advisor, Self-Directed Brokerage, and Wealth Tech & Institutional clients, as well as international business. Apex has over 17,000,000 accounts as of June 30, 2021, an increase of almost 90% as compared to the number of accounts as of June 30, 2020.

•	Confirmation of Q2 2021 Forecast. Apex’s Adjusted EBITDA for the second quarter of fiscal year 2021 will be within the range forecasted.

•

Upward Revision to 2021 and 2022 Forecasts. Apex revised upward its forecasted Adjusted EBITDA for fiscal year 2021. Apex now expects that Adjusted EBITDA for fiscal year 2021 will be between $130 and $135 million. This forecast is comparable with Apex’s original forecast for the fiscal year 2022. Apex anticipates continued growth for fiscal year 2022. Apex now expects that Adjusted EBITDA for fiscal year 2022 will be between $165 and $170 million.

•

Non-GAAP Reconciliation. Adjusted EBITDA is a non-GAAP financial measure we define as net income adjusted for income tax expense, interest expense on debt, depreciation and amortization, and other income/expenses. Other income/expenses include non-reimbursable fees, and non-operating income and expenses. We exclude these items because they are not reflective of ongoing business and operating results. Adjusted EBITDA provides us with a useful measure for period-to-period comparisons of our business as well as comparison to our peers. We believe that this non-GAAP financial measure is useful to investors in analyzing our financial and operational performance.

In thousands
Adjusted EBITDA and Adjusted operating margin
2021F
Net income	$91,619
Add back:
Income tax expense	34,717
Interest expense on debt	15,095
Depreciation and amortization	1,885
Other income/ expenses(1)	(8,225)

Adjusted EBITDA	$135,092

(1)

For the projected year ended December 31, 2021, other (income)/expenses primarily includes a net gain on investments of $10.4 million on our investment in Stash, which is included in other income, and $1.7 million in non-operating expenses for professional services rendered primarily related to the Merger Agreement, which is included in administration and general.

A quantitative reconciliation of the forecasted Adjusted EBITDA for the fiscal year 2022 could not be prepared without unreasonable efforts and expense.

The information set forth in this Item 7.01 is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information

NORTHERN STAR AND APEX AND THEIR RESPECTIVE DIRECTORS, MANAGERS AND EXECUTIVE OFFICERS, UNDER SEC RULES, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES OF NORTHERN STAR’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN MORE DETAILED INFORMATION REGARDING THE NAMES AND INTERESTS OF SUCH PERSONS IN THE PROPOSED TRANSACTIONS IN NORTHERN STAR’S FILINGS WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 ORIGINALLY FILED BY NORTHERN STAR WITH THE SEC ON APRIL 8, 2021 IN CONNECTION WITH THE BUSINESS COMBINATION (THE “REGISTRATION STATEMENT”) AND IN NORTHERN STAR’S FINAL PROSPECTUS DATED JANUARY 25, 2021, FILED WITH THE SEC ON JANUARY 27, 2021 IN CONNECTION WITH ITS INITIAL PUBLIC OFFERING.

INVESTORS AND SECURITY HOLDERS OF NORTHERN STAR AND APEX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS CONTAINING IMPORTANT INFORMATION ABOUT NORTHERN STAR AND APEX THROUGH THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. COPIES OF THE DOCUMENTS FILED WITH THE SEC BY NORTHERN STAR WHEN AND IF AVAILABLE, CAN BE OBTAINED FREE OF CHARGE ON NORTHERN STAR’S WEBSITE AT WWW.NORTHERNSTARIC2.COM OR BY DIRECTING A WRITTEN REQUEST TO NORTHERN STAR INVESTMENT CORP. II, C/O GRAUBARD MILLER, 405 LEXINGTON AVENUE, 11TH FLOOR, NEW YORK, NEW YORK 10174.

ADDITIONAL INFORMATION AND FORWARD-LOOKING STATEMENTS

THIS CURRENT REPORT AND THE EXHIBIT HERETO ARE NOT A PROXY STATEMENT OR SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION WITH RESPECT TO ANY SECURITIES OR IN RESPECT OF THE PROPOSED TRANSACTIONS AND SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OF NORTHERN STAR OR APEX, NOR SHALL THERE BE ANY SALE OF ANY SUCH SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE OR JURISDICTION.

THIS CURRENT REPORT AND THE EXHIBIT HERETO INCLUDE “FORWARD-LOOKING STATEMENTS”. ACTUAL RESULTS MAY DIFFER FROM EXPECTATIONS, ESTIMATES AND PROJECTIONS AND, CONSEQUENTLY, YOU SHOULD NOT RELY ON THESE FORWARD LOOKING STATEMENTS AS PREDICTIONS OF FUTURE EVENTS. WORDS SUCH AS “EXPECT,” “ESTIMATE,” “PROJECT,” “BUDGET,” “FORECAST,” “ANTICIPATE,” “INTEND,” “PLAN,” “MAY,” “WILL,” “COULD,” “SHOULD,” “BELIEVES,” “PREDICTS,” “POTENTIAL,” “CONTINUE,” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS.

NEITHER NORTHERN STAR NOR APEX UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY LAW. IMPORTANT FACTORS, AMONG OTHERS, THAT MAY AFFECT ACTUAL RESULTS INCLUDE NORTHERN STAR’S ABILITY TO OBTAIN COMMITMENTS FOR FINANCINGS TO SATISFY THE MINIMUM CASH CONDITION OF THE MERGER AGREEMENT, APEX’S ABILITY TO EXECUTE ON ITS BUSINESS PLANS AND APEX’S ESTIMATES OF EXPENSES AND FUTURE REVENUES AND PROFITABILITY. OTHER FACTORS INCLUDE THE POSSIBILITY THAT THE PROPOSED TRANSACTIONS DO NOT CLOSE, INCLUDING DUE TO THE FAILURE TO RECEIVE REQUIRED SECURITY HOLDER APPROVALS, OR THE FAILURE OF OTHER CLOSING CONDITIONS.

THIS CURRENT REPORT AND THE EXHIBIT HERETO ARE NOT INTENDED TO BE ALL-INCLUSIVE OR TO CONTAIN ALL THE INFORMATION THAT A PERSON MAY DESIRE IN CONSIDERING AN INVESTMENT IN NORTHERN STAR AND IS NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION IN NORTHERN STAR.

ADDITIONAL INFORMATION CONCERNING THESE AND OTHER RISK FACTORS IS CONTAINED IN THE REGISTRATION STATEMENT AND IN NORTHERN STAR’S OTHER FILINGS WITH THE SEC. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS CONCERNING NORTHERN STAR AND APEX, THE PROPOSED TRANSACTIONS OR OTHER MATTERS AND ATTRIBUTABLE TO NORTHERN STAR AND APEX OR ANY PERSON ACTING ON THEIR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS ABOVE AND THOSE INCLUDED IN NORTHERN STAR’S FILINGS WITH THE SEC. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON ANY FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. NEITHER NORTHERN STAR NOR APEX UNDERTAKE OR ACCEPT ANY OBLIGATION OR UNDERTAKING TO RELEASE PUBLICLY ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENT TO REFLECT ANY CHANGE IN THEIR EXPECTATIONS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT IS BASED, EXCEPT AS REQUIRED BY APPLICABLE LAW.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 3, 2021	NORTHERN STAR INVESTMENT CORP. II

	By:	/s/ Joanna Coles
Joanna Coles
Chief Executive Officer